EXHIBIT 99.1

TeliaSonera Sweden Reduces Mobile Rates and Launches Three New Subscriptions

STOCKHOLM, Sweden, March 23, 2005 (PRIMEZONE) -- Today, TeliaSonera Sweden is launching three new Telia subscriptions for mobile users who prefer to have a low monthly cost instead of the latest mobile phone. Free call minutes to the networks of all operators in Sweden, on a 24-hour basis, are included in all three subscriptions. TeliaSonera Sweden is also reducing the call rates for its most common Telia subscriptions by SEK 1.00 per minute.

The new Telia subscriptions have been especially developed for consumers. The free minutes can be used at any time on a round-the-clock basis. The rates for the new subscriptions vary from SEK 29 to SEK 199 per month. The subscriptions target customers who prefer a low monthly charge and low minute rates instead of a subscription offer with an inexpensive mobile telephone.

``We know that many customers want this type of subscription without having to pay for a mobile phone," says Indra Asander, head of the Consumer Segment at TeliaSonera Sweden.

In the Swedish market, customers have usually had to pay for their inexpensive mobile phones by paying a higher monthly subscription fee.

``By selling the subscription without a phone, we can reduce our costs and give a direct payback to customers by offering them a lower monthly rate," says Indra Asander.

TeliaSonera Sweden is also reducing the minute rate for its most common mobile Telia subscriptions by SEK 1.00 to SEK 2.90 during peak hours. During off-peak hours-- between 7.00 p.m. and 7.00 a.m. -- and at weekends the rate is still SEK 0.30 a minute for calls made to all fixed networks in Sweden and to TeliaSonera's Swedish mobile network, and SEK 2.00/minute for calls made to the networks of other mobile operators in Sweden. There is an opening charge of SEK 0.59 for all calls.

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For further information journalists can contact:
Hakan Strom, Press Manager, TeliaSonera Sweden, phone +46 (8) 713 58 30

Forward-Looking Statements

Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

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